Allbirds, Inc.
730 Montgomery Street
San Francisco, CA 94111
February 17, 2023

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington D.C. 20549
Attn: Charles Eastman
Claire Erlanger

Re: Allbirds, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Form 10-Q for the Quarter Ended September 30, 2022
File No. 001-40963

Dear Mr. Eastman and Ms. Erlanger:

Allbirds, Inc. (the “Company”) is providing this letter in response to a comment (the “Comment”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated January 30, 2023 with respect to the Company’s Form 10-Q for the quarter ended September 30, 2022 filed on November 9, 2022 (the “Form 10-Q”).

Set forth below is the Company’s response to the Comment. For your convenience, we have incorporated the Comment into this response letter in italics.

Form 10-Q for the Quarter Ended September 30, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 36

1. We note from your response to our prior comment, that you believe excluding the costs and revenue related to inventory write-downs and liquidation of end-of-life inventory from the non-GAAP performance measure is appropriate because it was non-recurring and part of your simplification initiatives. However, we continue to believe that the adjustments are not consistent with the guidance in Question 100.01 of the Staff's CD&I on Non-GAAP Financial Measures. Although the inventory liquidation was related to exiting a product line, it did not qualify for discontinued operations and we believe these types of inventory write-offs are normal charges incurred by businesses. Please revise to remove these adjustments from your non-GAAP financial measures in future filings.

Response: The Company respectfully acknowledges the Staff’s Comment and informs the Staff that it will remove these adjustments from its non-GAAP financial measures in future filings.

* * *

Please contact me with any questions or further comments regarding our response to the Staff’s Comment. Thank you in advance for your attention to this matter.

Sincerely,

/s/ Michael Bufano
Michael Bufano
Chief Financial Officer